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SEC 13031834 MISSION

SEC
Mail Processing
Section

MAY 29 2013

Washington DC
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SEC FILE NUMBER
8- 53649

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/12 (MM/DD/YY) AND ENDING 03/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ashton Garnett Securities, LLC (D/B/A MVP American Securities)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8880 West Sunset Road
(No. and Street)

Las Vegas (City) NV (State) 89148 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dale Garnett (425) 882-2797
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200 (Address) Greenwood Village (City) CO (State) 80111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CP 5/31

CP 6/10/13

OATH OR AFFIRMATION

I, Dale A. Garnett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ashton Garnett Securities, LLC (D/B/A MVP American Securities), as of March 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Notary Public
State of Washington
NINA GILMAN
MY COMMISSION EXPIRES
January 04, 2017

Notary Public

Signature

Fin-Op
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASHTON GARNETT SECURITIES, LLC

(D/B/A MVP AMERICAN SECURITIES)

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2013



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS

ASHTON GARNETT SECURITIES, L]

(D/B/A MVP AMERICAN SECURITIES)

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2013

This report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

ASHTON GARNETT SECURITIES, LLC
(D/B/A MVP AMERICAN SECURITIES)

CONTENTS


SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Ashton Garnett Securities, LLC (D/B/A MVP American Securities)

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Ashton Garnett Securities, LLC (D/B/A MVP American Securities) (the "Company") as of March 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Ashton Garnett Securities, LLC (D/B/A MVP American Securities) as of March 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
May 21, 2013


Member of
msi
Global Alliance
Independent Legal & Accounting Firms

ASHTON GARNETT SECURITIES, LLC
(D/B/A MVP AMERICAN SECURITIES)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2013

ASSETS

Cash and cash equivalents	$	211,898
Commissions receivable		10,044
Total assets	**$**	**221,942**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Commissions payable	$	110,202
Accrued expenses		59,568
Total liabilities		169,770
CONTINGENCIES (Note 3 and 4)		
MEMBER'S EQUITY (Note 2)		52,172
Total liabilities and member's equity	**$**	**221,942**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization of Business

Ashton Garnett Securities, LLC (D/B/A MVP American Securities) (the "Company"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is registered with the Securities and Exchange Commission as a broker-dealer. The Company was formed as a limited liability company under the laws of the state of Washington and dealt mainly in merger and wholesaling of Regulation D private offering of securities. In addition, the Company deals with REIT's and insurance products. The Company was formed on March 2, 2009 and acquired the assets of DAE Enterprises, Ltd. on that date. The Company was previously a wholly owned subsidiary of United Northwest Securities, LLC. As of July 2012 United Northwest Securities, LLC sold their ownership of the Company to MS MVP Holdings.

15c3-3 Exemption

The Company, under Rule 15c3-3(k)(1), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Income Taxes

The Company is a limited liability company and, accordingly, income or loss of the Company flows through to the individual member.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2009. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended March 31, 2013.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (concluded)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At March 31, 2013, the Company had net capital and net capital requirements of $52,172 and $11,318, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 3.25 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company's financial instruments, including cash and cash equivalents, commissions receivable, commissions payable and accrued expenses are carried at amounts that approximate fair value, due to the short term nature of those instruments.

The Company is engaged in various corporate financing activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space under an operating lease agreement expiring July 2017. Future minimum lease payments under the operating lease agreement as of March 31, 2013 are as follows:

Year	Amount
2013	$ 35,952
2014	35,952
2015	35,952
2016	35,952
2017	11,984
	$ 155,792

For the year ended March 31, 2013, total rental expense for the operating lease was $23,968.

The Company received REIT commission income of $73,107 from an affiliated entity of the Company's owner. The owner of the Company is also the owner of MVP REIT the affiliated entity.

NOTE 5 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.